Exhibit 3.21

ARTICLES OF INCORPORATION

I

The name of this corporation is CHANNEL ISLANDS ROASTING COMPANY.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is:

Name     Corporation Service Company which will do business in California as CSC-Lawyers Incorporating Service

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to Issue is 100.